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Exhibit 99.1

Filed by Agnico-Eagle Mines Limited
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Cumberland Resources Ltd.
Commission File Number: 333-141229
Date: April 27, 2007

AGNICO-EAGLE MINES LIMITED News Release
Stock Symbol: AEM (NYSE and TSX)	For further information: David Smith; VP, Investor Relations (416) 947-1212

(All dollar amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS STRONG QUARTERLY CASH FLOWS AND EARNINGS; 23% INCREASE IN GOLD RESERVES WITH SUCCESSFUL OFFER FOR CUMBERLAND RESOURCES

Toronto (April 26, 2007) — Agnico-Eagle Mines Limited today reported first quarter earnings of $24.9 million, or $0.21 per share and first quarter cash provided by operating activities of $56.1 million. This compares to net earnings of $37.2 million, or $0.35 per share, and cash provided by operating activities of $19.7 million, in the first quarter of 2006.

Although cash provided by operating activities saw a significant increase of $36.4 million in the first quarter of 2007, net earnings were lower than in the first quarter of 2006, which included an after tax gain of $15.4 million, or $0.15 per share, from the sale of marketable securities.

The first quarter 2007 earnings were also adversely affected by a non-cash derivative loss of $6.1 million, or $0.05 per share. This loss was due to the derivative position put in place to effectively extinguish the gold hedge position held by Cumberland Resources Ltd.

With a 184% increase in operating cash flows in the first quarter of 2007, period over period, the Company's financial position remains strong with cash and cash equivalents of $427.6 million at March 31, 2007. The cash position was drawn down from $458.6 million at December 31, 2006, primarily to pay the annual dividend and expenditures related to the Cumberland transaction.

Payable gold production in the first quarter of 2007 was 58,588 ounces at total cash costs per ounce(1) of minus $332. This compares with payable gold production of 64,235 ounces at total cash costs per ounce of minus $241 in the first quarter of 2006.

(1)
Total cash costs per ounce is a non-GAAP measure. For a reconciliation of this measure to production costs as reported in the financial statements, see Note 1 to the financial statements at the end of this news release

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AGNICO-EAGLE REPORTS STRONG QUARTERLY CASH FLOWS AND EARNINGS; 23% INCREASE IN GOLD RESERVES WITH SUCCESSFUL OFFER FOR CUMBERLAND RESOURCES